

David Colleen · 2nd

CEO at Sapient X

San Francisco, California · 500+ connections · **Contact info**

 **SapientX**

 **Cornell University**

Experience



CEO

SapientX

Apr 2016 – Present · 4 yrs 3 mos

San Francisco



CEO

Planet 9 Studios

1991 – Present · 29 yrs



Business Development

Matterport

Jan 2013 – May 2013 · 5 mos

Mountain View

Education



Cornell University

Architecture, Business Administration and Management, General

1976 – 1981

Licenses & Certifications



Registered Architect
State of California
Issued May 1983 · No Expiration Date
Credential ID C14719

Volunteer Experience

Volunteer
Art With Elders

Fund Raising, Exhibit Hosting

Volunteer
San Francisco Senior Center

Fundraising

Marketing Director
Web 3D Consortium

Skills & Endorsements

3D · 53

 Endorsed by **Tony Parisi and 5 others who are highly skilled at this**

Modeling · 26

Ian Horughiy and 25 connections have given endorsements for this skill

Software Development · 25

 Endorsed by **Ragi Burhum, who is highly skilled at this**

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Recommendations

Received (0)   **Given (2)**



Hannah Green
Partnership and project manager

February 8, 2020, David managed Hannah directly

Hannah is one of those rare people that you meet who's ca professional, talented and brimming with intelligence. It wa: to work with her. I worked with her as a project manager bu that she would have also been good in company manageme she has the people skills, technical savvy and drive. ... **See**



Paul Cleghorn
Founder at FIT EXPERT

June 17, 2010, David managed Paul directly

I really enjoyed working with Paul. He's a very talented pers works passionately and is a lot of fun to work with.

